[Vinson & Elkins Letterhead]

September 28, 2012

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited

Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 9, 2012
File 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2012, with respect to Form 10-K for Fiscal Year Ended June 30, 2012, File No. 001-33628, filed with the Commission on August 9, 2012 (the “June 30 2012 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the June 30 2012 10-K unless otherwise specified. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Because the Company generally believes its proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the Company’s June 30 2012 10-K, the Company respectfully requests that the Staff permit the Company to include the following changes, except where specifically indicated below, on a prospective basis in its upcoming Form 10-K filings as well as all subsequent filings under the Securities Exchange Act of 1934, as amended. We are happy to discuss this request with the Staff at its convenience.

Development of Proved Undeveloped Reserves, page 9

1.	We note you converted your proved undeveloped reserves (“PUDs”) to proved developed reserves at a rate of approximately 4.3% and 2.6% in the fiscal years ended June 30, 2012 and 2011, respectively. Considering your recent PUD conversion rates, please tell us about your development plans in sufficient detail to explain how you intend to convert your PUDs within five years from the date of initial booking. Refer to Rule 4- 10(a)(31)(ii) of Regulation S-X.

Securities and Exchange Commission

September 28, 2012

RESPONSE:

The Company updates and approves its long range plan on an annual basis, which includes its program to drill proved undeveloped locations. This plan is reflected in the Company’s reserve report at June 30, 2012 (the “June 30 Reserve Report”). In accordance with Question 131.04 of SEC Compliance and Disclosure Interpretations and Financial Accounting Standards Board Topic 932, the Company only recorded proved undeveloped (“PUD”) reserves in its June 30 Reserve Report if they were scheduled to be developed within a five-year time horizon under the Company’s long range plan (i.e. we did not determine special circumstances existed to warrant a longer development period). We update our five year plan supporting our year-end fiscal results annually based upon long range criteria, including top value projects, maximization of present value and production volumes, drilling obligations, five year rule, and anticipated availability of certain rig types. However, the relative proportion of total PUD reserves that the Company develops over the next five years will not be uniform year to year, but will vary by year depending on several factors, including financial targets such as reducing debt and/or drilling within cash flow, drilling obligatory wells (wells where a third-party operator has elected to drill a well and we are faced with either drilling the well or incurring penalties or where we need to drill or recomplete a well to preserve a lease), and the inclusion of new acquisitions with associated PUDs. When developing our long range plan, we rank our projects based on present value discounted by 10%/investment (“P/I”), and not net reserves converted, and as a result, we may drill PUDs with smaller net reserves, but with greater value (i.e. oil-weighted) earlier than our gas-weighted PUDs, even though they might have higher net reserves. As a result, we may focus our efforts on PDNP conversions due to faster production impact, better economic returns, and/or lower capital costs.

On December 17, 2010, we acquired certain shallow-water Gulf of Mexico shelf oil and natural gas interests from affiliates of Exxon Mobil Corporation (“ExxonMobil”) for cash consideration of $1.01 billion (the “ExxonMobil Acquisition”), which increased the Company’s total proved reserves by approximately 65%. This acquisition resulted in the re-evaluation of new prospective wells ranked against our existing opportunities. In particular, many of the ExxonMobil opportunities had higher P/I’s than our existing properties. At the same time, we wanted to reduce our leverage quickly after the acquisition and give our asset teams in charge of each field time to re-evaluate all of the existing opportunities. We revised our long range plan between the end of calendar 2010 and the end of fiscal year 2011 to focus on recompletions during the second half of fiscal 2011 and early 2012, as they generally have the highest P/I’s and lowest capital, thereby helping to enhance cash flow while minimizing capital expenditures, leading to substantial cash available to pay down debt, and we drilled relatively few PUDs, which generally involve substantially more capital. In addition, in fiscal 2012, although we spent over half of our capital budget on development drilling, a substantial portion of that budget was used to drill development wells on sites that were identified subsequent to our June 30 Reserve Report. As a result, we only converted 2.6% and 4.3% of our PUDs to proved developed reserves for the fiscal year ended June 30, 2011 and 2012. We scheduled the majority of the PUDs to be developed in 2013-2015, after the Company would have had approximately 18 months of history with the Exxon Mobil properties, including conducting field studies in certain cases, and after the Company had reduced its leverage to a more moderate level and had sufficient free cash flow to develop reserves. As scheduled in our long range plan that is reflected in the June 30 Reserve Report and further reflected in our initial budget for fiscal 2013, we expect to convert approximately 34% of our PUD reserves during fiscal 2013, 40% during 2014, and 22% during 2015 (for a total of 95% of PUD reserves converted within the next three years). The remaining approximately 5% PUD reserves are scheduled for conversion in fiscal 2016-2017, with the exception of four PUD’s as stated in footnote 22, page 103 of the June 30 2012 10-K.

Securities and Exchange Commission

September 28, 2012

Oil and Gas Production and Prices, page 11

2.	Please tell us how you considered providing production and average sales price information for natural gas liquids for each of the last three fiscal years. Refer to Items 1204(a) and 1204(b)(1) of Regulation S-K.

RESPONSE:

The average sales prices included in the Company’s June 30 2012 10-K reflected a volume weighted average of natural gas liquids prices and crude oil prices, as our natural gas liquids volumes comprised less than 10% of the total liquids volumes for each of the past three years and were deemed to be insignificant. The Company acknowledge the Staff’s comment and respectfully proposes to provide separate disclosure regarding natural gas liquids volumes produced and average sales prices in future filings on Form 10-K. In the Company’s June 30 2012 10-K, such additional disclosure would have read substantially as follows:

	Year Ended June 30,
	2012	2011	2010
Sales Volumes per Day
Natural Gas - MMcf	81.5	67.2	42.6
NGLs - MBBLS	2.7	1.7	1.2
Crude Oil - MBbls	27.8	21.7	13.5
Total Production - MBOE/D	44.1	34.6	21.8
Percent of BOE from Crude Oil and NGLs	69%	68%	67%

Average Sales Price
Natural Gas per Mcf	$2.97	$4.15	$4.47
Hedge Gain per Mcf	0.94	1.54	2.68
Total Natural Gas per Mcf	$3.91	$5.69	$7.15

NGLs per Bbl	$53.73	$48.28	$38.60

Crude Oil per Bbl	$111.41	$94.34	$74.64
Hedge Gain (Loss) per Bbl	0.04	(7.34)	0.81
Total Sales Price per Bbl	$111.45	$87.00	$75.45

Sales Price per BOE	$78.97	$69.59	$57.09
Hedge Gain (Loss) per BOE	1.77	(1.61)	5.74
Total Sales Price per BOE	$80.74	$67.98	$62.83

Securities and Exchange Commission

September 28, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 16 – Income Taxes, page 94

3.	We note a reconciliation of income tax expense computed at the statutory rate to income tax expense reported is presented on page 95 of your filing. Please tell us about the adjustment captioned “revaluation of tax attributes” for the fiscal years ended June 30, 2012 and 2011. Refer to FASB ASC 740-10-50-12.

RESPONSE:

We acknowledge the Staff’s comment. As required by FASB ASC 740-10-50-12, the Company continuously (but not less than quarterly) re-evaluates its tax positions and their respective carrying amounts. This process considers both permanent and temporary differences between book and taxable income, and consults with outside advisors as needed. An important element in this process is the annual “tax return-to-tax provision” reconciliation, which is performed after the annual tax returns are filed each spring. This is a common practice among public companies. As a result, from time to time, management’s judgment changes related to the need for tax reserves or the collectability of tax assets. The effects of these changes in judgment are recognized in the period of the change in judgment, and reflected as discrete items in the effective tax rate reconciliation in such period. Please see FASB ASC 740-10-25-15.

Significant items making up the $(22,405,000) reduction in income tax expense for the fiscal year-ended June 30, 2012 include: adjustments to the Company’s State of Louisiana tax attributes due to the sale of a large portion of its remaining on-shore assets, capitalized insurance adjustments, release of unneeded reserves in light of recent (scheduled) tax filings, adjustment to the tax consequences of accrued compensation expenses, and other net items. Significant items making up the $7,186,000 increase in income tax expense for the fiscal year ended June 30, 2011 include removal of previously recorded capital loss carry-forwards no longer deemed recoverable (on a “more-likely-than-not” basis), adjustments to State of Louisiana and accrued compensation attributes, similar to the revisions in 2012. Changes to the valuation allowance itself and other larger line items are set out separately in the reconciliation of statutory tax expense to our income tax provision in Note 16 to our financial statements.

Note 22 – Supplementary Oil and Gas Information, page 101

Estimated Net Quantities of Oil and Natural Gas Reserves, page 102

4.	We note that you have provided disclosure regarding net quantities of your proved oil and gas reserves pursuant to FASB ASC 932-235-50. We also note that you define oil reserves as including crude oil, condensate, and natural gas liquids. Please tell us how you considered the guidance per FASB ASC 932-235-50-4 requiring the separate disclosure of information for significant quantities of natural gas liquids. In this regard, we note that the report prepared by your third-party reservoir engineers separately presents reserve quantity information for natural gas liquids.

Securities and Exchange Commission

September 28, 2012

RESPONSE:

We respectfully submit that we have complied with the application of FASB ASC 932-235-50-4 as it pertains to the disclosure of reserve quantities of crude oil and natural gas liquids. FASB ASC 932-235-50 & FASB ASC 932-235-50-4 states that proved reserves should be disclosed separately for natural gas liquids “if significant”. Based on the Company’s June 30 Reserve Report, natural gas liquid volumes only comprised approximately 4.3% of the total proved reserve quantities and approximately 6% of the total proved liquid reserve quantities (crude oil plus natural gas liquids) for the fiscal years ended June 30, 2012. Therefore, the Company has deemed its natural gas liquids reserves immaterial from an ASC 932-235-50-4 perspective and combined them with its crude oil reserves for disclosure purposes in the table on page 102. The Company will continue to monitor and evaluate its proved natural gas liquids reserves relative to its total liquids proved reserves each reporting period to determine if the amount of natural gas liquids reserves is significant enough to disclose separately.

5.	It does not appear that the proved reserve information presented as part of this footnote is accompanied by explanatory disclosure regarding significant changes that occurred during the periods for which this information is presented. We note the disclosure on page 103 of your filing appears to primarily address your proved undeveloped reserves. Please tell us how you considered providing additional explanatory information pursuant to FASB ASC 932-235-50-5.

RESPONSE:

We acknowledge the Staff’s comments and respectfully propose to provide more detailed disclosure regarding significant changes in proved developed reserves and proved undeveloped reserves during the fiscal year in future filings on Form 10-K. In our Form 10-K for the fiscal year ended June 30, 2012, such revised disclosure in footnote 22, page 103 of the June 30 2012 10-K would have read substantially as follows:

“Proved developed reserve estimates of 81.7 MMBOE at June 30, 2012 increased by 1% from 81.6 MMBOE proved developed reserves at the end of June 30.2011. Production of 16.1 MMBOE was offset by 8.0 MMBOE of additions from recompletions, drilling, and wells returned to production and 8.2 MMBOE was from improved well performance realized. Some of our major additions included Grand Isle 16: +2.9 MMBOE, West Delta 73: +1.8 MMBOE, West Delta 30: 0.9 MMBOE, and South Timbalier 54: 0.9 MMBOE. The remaining revisions of 8.2 MMBOE was from well performance realized in Main Pass 73: +3.0 MMBOE, South Pass 49: +2.3 MMOE, and South Timbalier 54: +1.6 MMBOE and other smaller revisions, partially offset by downward well performance revisions, including in Grand Isle 43: -2.0 MMBOE and Viosca Knoll 1003: -1.2 MMBOE.

Securities and Exchange Commission

September 28, 2012

Proved undeveloped (“PUD”) reserve estimates of 37.931 MMBOE as of June 30, 2012 increased by 8% over the 35.0 MMBOE of PUD reserves estimated at the end of June 30, 2011. During fiscal 2012, 1.6 MMBOE of PUDS identified in our June 30, 2011 reserve report, or 4.3% of PUDS, were converted to proved developed reserves. In addition, we added another 5.7 MMBOE of proved developed reserves through drilling development wells on sites that were identified subsequent to our June 30, 2011 Reserve Report, which would have equated to an 18% conversion rate if those sites had been included as PUDs in our June 30, 2011 reserve report. These proved developed reserves additions were principally achieved through drilling activity in West Delta 73, Grand Isle 16, South Timbalier 54, and Eugene Island 330. Additions were 5.7 MMBOE: Grand Isle 16: 2.3 MMBOE, West Delta 73: 1.7 MMBOE, Eugene Island 330: 0.8 MMBOE, and South Timbalier 54: 0.8 MMBOE. New proved undeveloped locations of 8.0 MMBOE were added in Eugene Island 330, Grand Isle 16, Main Pass 61, Main Pass 73, and South Timbalier 21 fields.

Four PUDs were not converted into proved developed reserves within the five year requirement at June 30, 2012. Main Pass 61 OCS-G 16493 A-3 and Main Pass 73 B-19 ST are both sidetrack PUDs, but are still producing and cannot be drilled until the PDP zone in each well depletes. South Pass 49 OCS-G 2177 A-2 ST and A-10 ST were not converted because SP 49’s “A” platform is located in a mudslide area and had not been certified for drilling until May 2012, when Bureau of Safety and Environmental Enforcement (“BSEE”) certified that the platform met conditions for acceptance criteria.

During the year ended June 30, 2012 proved reserve estimates were reduced by 2.1 MMBOE from one PUD, ST 21 Chardonnay, due to the five year development rule.”

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Securities and Exchange Commission

September 28, 2012

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to the June 30 2012 10-K to Mark Kelly at (713) 758-4592 or Sarah Morgan at (713) 758-2977.

/s/ T. Mark Kelly

Cc:	David West Griffin, Energy XXI (Bermuda) Limited